UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Blount International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095180105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095180105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gates Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,624,542 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,624,542 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,624,542 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 3.4% as of the date of this filing (based on 47,608,570 shares of Common Stock issued and outstanding as of October 30, 2008)

12.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 095180105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gates Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,624,542 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,624,542 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,624,542 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 3.4% as of the date of this filing (based on 47,608,570 shares of Common Stock issued and outstanding as of October 30, 2008)

12.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 095180105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ECF Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,624,542 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,624,542 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,624,542 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 3.4% as of the date of this filing (based on 47,608,570 shares of Common Stock issued and outstanding as of October 30, 2008)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ECF Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,624,542 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,624,542 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,624,542 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 3.4% as of the date of this filing (based on 47,608,570 shares of Common Stock issued and outstanding as of October 30, 2008)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ECF Value Fund International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,624,542 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,624,542 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,624,542 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 3.4% as of the date of this filing (based on 47,608,570 shares of Common Stock issued and outstanding as of October 30, 2008)

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 095180105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,624,542 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,624,542 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,624,542 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 3.4% as of the date of this filing (based on 47,608,570 shares of Common Stock issued and outstanding as of October 30, 2008)

12.	Type of Reporting Person (See Instructions) IN; HC

Item 1.
(a)	Name of Issuer Blount International, Inc.
(b)	Address of Issuer’s Principal Executive Offices 4909 S.E. International Way, Portland, Oregon 97222

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delaware corporation

Gates Capital Partners, L.P.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delaware limited partnership

ECF Value Fund, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delaware limited partnership

ECF Value Fund II, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delaware limited partnership

ECF Value Fund International, Ltd.

c/o Trident Fund Services (B.V.I) Limited

Trident Chambers, Wickhams Cay

P.O. Box 146

Road Town, Tortola

British Virgin Islands

British Virgin Islands company

Jeffrey L. Gates c/o Gates Capital Management, Inc. 1177 Ave. of the Americas, 32nd Floor New York, New York 10036 United States citizen
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 095180105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Gates Capital Management, Inc.

Gates Capital Partners, L.P.

ECF Value Fund, L.P.

ECF Value Fund II, L.P.

ECF Value Fund International, Ltd.

Jeffrey L. Gates

	(a)	Amount beneficially owned: 1,624,542 shares of Common Stock
	(b)	Percent of class: Approximately 3.4% as of the date of this filing (based on 47,608,570 shares of Common Stock issued and outstanding as of October 30, 2008)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,624,542 shares of Common Stock
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,624,542 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NA

Item 8.	Identification and Classification of Members of the Group
NA

Item 9.	Notice of Dissolution of Group
NA

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

GATES CAPITAL MANAGEMENT, INC.	GATES CAPITAL PARTNERS, L.P.
By: Gates Capital Management, Inc.
By: /s/ Jeffrey L. Gates	Its Investment Manager
Jeffrey L. Gates, President
By: /s/ Jeffrey L. Gates
Jeffrey L. Gates, President

ECF VALUE FUND, L.P.	ECF VALUE FUND II, L.P.
By: Gates Capital Partners, L.P.	By: Gates Capital Partners, L.P.
Its General Partner	Its General Partner
By: Gates Capital Management, Inc.	By: Gates Capital Management, Inc.
Its Investment Manager	Its Investment Manager

By: /s/ Jeffrey L. Gates	By: /s/ Jeffrey L. Gates
Jeffrey L. Gates, President	Jeffrey L. Gates, President

ECF VALUE FUND INTERNATIONAL, LTD.	JEFFREY L. GATES
By: Gates Capital Management, Inc.
Its Investment Manager	By: /s/ Jeffrey L. Gates
Jeffrey L. Gates

By: /s/ Jeffrey L. Gates
Jeffrey L. Gates, President